Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED JANUARY 3, 2019

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018, Supplement No. 7 dated November 15, 2018 and Supplement No. 8 dated December 21, 2018. Terms used and not otherwise defined in this Supplement No. 9 shall have the same meanings as set forth in our prospectus, as supplemented.

The purpose of this Supplement No. 9 is to disclose our acquisition of three assets.

Property Acquisitions

The disclosure appearing under the subheading “Identification of Investments” beginning on page 203 of our prospectus and all disclosure in our prospectus regarding the blind-pool nature of our offering is supplemented with the following:

On January 3, 2019, we acquired a multifamily portfolio asset (the “Florida Multifamily Portfolio”) from an affiliate of our Advisor for approximately $100 million, excluding closing costs. The Florida Multifamily Portfolio is a garden style multifamily portfolio totaling 1,150 units and comprised of two properties located in Jacksonville, Florida and two properties located in Naples, Florida. An affiliate of our Advisor acquired the Florida Multifamily Portfolio on October 5, 2018 from an unaffiliated third party for approximately $100 million, excluding closing costs. The Florida Multifamily Portfolio was 98% leased as of its acquisition by our Advisor’s affiliate. Each property in the Florida Multifamily Portfolio is well-located within a fast growing market in Florida that is projected to grow at among the highest rates in the country for population and employment growth. We believe these markets benefit from attractive fundamentals, as each of Jacksonville and Naples saw their populations increase at a rate nearly double the national average over the last year. Each of the Jacksonville properties is located near I-295, the beltway encircling the Jacksonville metro area that connects to the I-95 interstate, the primary north-south roadway along Florida’s east coast. Similarly, each of the Naples properties is in close proximity to the I-75 interstate, the primary north-south roadway through Southwest Florida and the major east-west roadway connecting Naples to Fort Lauderdale and Southeast Florida.

On January 3, 2019, we acquired a multifamily property (the “Phoenix Property”) from an affiliate of our Advisor for $46 million, excluding closing costs. The Phoenix Property is a high-quality, garden style multifamily property totaling 256 units and located in Mesa, Arizona, the largest suburb of the Phoenix metropolitan area. An affiliate of our Advisor acquired the Phoenix Property on June 29, 2018 from an unaffiliated third party for approximately $46 million, excluding closing costs. The Phoenix Property was 98% leased as of its acquisition by our Advisor’s affiliate. It is centrally located in the East Valley of the Phoenix metropolitan area, with proximity to major transportation nodes, including the I-60 interstate (the primary east-west roadway to Tempe and downtown Phoenix), and surrounded by amenities including two shopping centers totaling 1.2 million square feet. We believe that the Phoenix market benefits from attractive fundamentals. New housing supply in the market is more than 50% below the long-term average while over the past five years, population growth in Phoenix has been more than double the national average.

On January 3, 2019, we acquired a multifamily property (the “Savannah Property”) from an affiliate of our Advisor for $36 million, excluding closing costs. The Savannah Property is a high-quality, new-construction multifamily property located in Savannah, Georgia, with close proximity to downtown, totaling 203 units. An affiliate of our Advisor acquired the Savannah Property on July 19, 2018 from an unaffiliated third party for approximately $36 million, excluding closing costs. The Savannah Property was completed in 2017 and was 94% occupied as of its acquisition by our Advisor’s affiliate. We believe that this asset will continue to benefit from

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attractive fundamentals in the Savannah market, such as the continued growth of the Port of Savannah, the fourth largest and fastest growing port in the US, and a growing employment base (employment base in Savannah grew 3.0% in 2017, exceeding growth in the United States by 150 basis points).

Our board of directors previously reviewed information regarding the proposed acquisition of the Florida Multifamily Portfolio, the Phoenix Property, and the Savannah Property, and approved each such acquisition as consistent with our investment guidelines and in the best interests of our stockholders.

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